UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE — ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE — ACT OF 1934

For the transition period from             to

Commission file number 1-13782

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Wabtec Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of the principal executive office.

Westinghouse Air Brake Technologies Corporation

1001 Air Brake Avenue

Wilmerding, PA 15148

WABTEC SAVINGS PLAN

Form 11-K Annual Report Pursuant To Section 15(D) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2011

WABTEC SAVINGS PLAN

ANNUAL REPORT ON FORM 11-K

DECEMBER 31, 2011 AND 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of Wabtec Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Wabtec Savings Plan as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Wabtec Savings Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held at December 31, 2011 on page 13 and the Schedule of Delinquent Participant Contributions for the year ended December 31, 2011 on page 14 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Freed Maxick, CPAs, PC

(Formerly known as Freed Maxick & Battaglia, CPAs, PC)

Buffalo, New York

June 27, 2012

WABTEC SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2011	2010
Investments at fair value:
Shares of registered investment companies	$148,747,960	$145,036,972
Common collective trust	38,463,299	35,763,845
Employer securities	28,219,595	22,918,462

	215,430,854	203,719,279

Receivables:
Notes receivable from participants	6,402,998	5,529,561
Securities in transit	217,501	69,376
Employee contributions receivable	241,871	312,771
Employer contributions receivable	4,890,653	4,188,164

Net assets available for benefits	227,183,877	213,819,151

Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	(934,530)	(353,144)

Net assets available for benefits	$226,249,347	$213,466,007

The accompanying notes are an integral part of these financial statements.

WABTEC SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended December 31,
	2011	2010
Sources of net assets:
Unrealized (loss) gain on investment transactions	$(2,085,212)	$12,424,431
Employee contributions	11,429,989	9,306,325
Employer contributions	8,998,541	7,733,069
Interest and dividend income	5,046,974	3,055,125
Realized gain on investment transactions	2,436,292	9,697,084
Transfer of assets into plan	2,681,283	—

Total sources of net assets	28,507,867	42,216,034

Applications of net assets:
Benefit payments	15,535,176	22,406,906
Administrative expenses	189,351	160,942

Total applications of net assets	15,724,527	22,567,848

Increase in net assets	12,783,340	19,648,186

Net assets available for benefits:
Beginning of year	213,466,007	193,817,821

End of year	$226,249,347	$213,466,007

The accompanying notes are an integral part of these financial statements.

WABTEC SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

1. DESCRIPTION OF PLAN

The following description of the Wabtec Savings Plan “the Plan” provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan, effective March 9, 1990, amended and restated effective January 1, 2006, is a contributory plan intended to comply with the provisions of Sections 401(a), 401(k), and 401(m) of the Internal Revenue Code (IRC). With certain exceptions for collectively bargained employees as described below, all regular United States employees of Westinghouse Air Brake Technologies Corporation and its subsidiaries (Wabtec) (the Company) are eligible to participate upon their hire date, except for employees of Fulmer, who are covered by their own separate 401(k) plan. All collective bargaining employees in Wilmerding, Pennsylvania and Greensburg, Pennsylvania are eligible to participate in the Plan upon their hire date but those hired before October 1, 2004 are not eligible for employer contributions. All collective bargaining employees in Boise, Idaho are eligible to participate in the Plan, but are not eligible for employer contributions.

The Standard Car Truck Company 401(k) Profit Sharing Plan and Trust, the Barber Spring Company 401(k) Profit Sharing Plan and Trust, the Triangle Engineered Products Company 401(k) Profit Sharing Plan and Trust and the Barber Spring Ohio 401(k) Profit Sharing Plan and Trust were merged into the Plan effective August 3, 2009. Collectively bargained employees of Triangle Engineered Products are eligible to participate, but are not eligible for employer contributions. Collectively bargained employees of Barber Spring Pennsylvania are eligible for discretionary matching and discretionary annual profit sharing contributions. As of June 1, 2012, former collectively bargained employees of Barber Spring Ohio are no longer covered by their union multiemployer plan but are eligible to participate in the Plan.

The G&B Specialties, Inc. Profit Sharing Plan was merged into the Plan on February 1, 2011. The total fair market value of the net assets transferred into the Plan as a result of this merger was $2,681,283. The Swiger Coils Systems LLC Profit Sharing/401(k) Plan was merged into the Plan on January 1, 2012. The total fair market value of the net assets transferred into the Plan as a result of this merger was $5,238,486. The Xorail Profit Sharing Plan was merged into the Plan on January 1, 2012. The total fair market value of the net assets transferred into the Plan as a result of this merger was $11,366,713.

Contributions

Participants may contribute, through payroll deductions, employee elective pre-tax contributions from 1% to 50% of their eligible compensation, limited to $16,500 in 2011 and 2010. Also, effective January 1, 2008, new eligible employees are automatically enrolled in the Plan, with 3% of eligible compensation contributed to the Plan as employee pre-tax contributions, unless such employees elect a different contribution percentage (or elect not to contribute). This automatic enrollment provision does not apply to certain employee groups (such as certain collectively bargained employees). In addition, participants may contribute employee after-tax contributions from 1% to 50% of their compensation. Participants who were 50 years of age or older during the plan year are allowed to contribute additional pre-tax catch up contributions, up to $5,500 annually in 2011 and 2010. Participants’ total annual contributions may not exceed the contributions limits under Section 415(c) of the IRC. In addition, the combination of an employee’s elective pre-tax contribution and after-tax contribution may not exceed 50% of their eligible compensation.

For those participants that are eligible, the Company makes an annual basic contribution of 3% of a participant’s eligible compensation, as long as the Company employs the participant on December 31. In addition, the Company will match 100% of the participant’s pre-tax and/or after-tax contributions to the plan up to a total of 3% of eligible compensation.

The Plan allows participants to direct their contributions, and contributions made on their behalf, to any of the investment alternatives offered under the Plan.

Withdrawals

Participants may make the following types of withdrawals:

In-Service Withdrawals - A participant may withdraw any amount of the vested portion of their employer matching account, employer basic account, employee after-tax account, and rollover accounts at any time. Once a participant has reached age 59 1/2, he or she can withdraw any portion of their employee elective account.

Hardship Withdrawals - In the case of hardship, as defined in the plan document, the participant can receive up to 100% of his or her employee elective account. Hardship withdrawals are limited to once every plan year. Employee contributions cannot be made to the Plan for a period of six months following the hardship withdrawal.

Notes Receivable from Participants

Notes receivable from participants (loans) are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document. Participants may borrow from their fund accounts a maximum loan amount equal to the lesser of 50% of the value of the Participant’s vested balance of their account, reduced by any outstanding loan balance, or $50,000. The loans bear interest based on the Reuters Prime Rate as adjusted monthly. The interest rates on participant loans range from 4.25% to 9.5%. Principal and interest is paid ratably through monthly payroll deductions.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time as well as terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, the Company will direct either (a) that the investment manager and trustee continue to hold the participants’ accounts in accordance with the Plan, or (b) that the investment manager and trustee immediately distribute to each participant all amounts in the participant’s account in a single lump-sum payment.

Vesting

Employee pre-tax and after tax contributions are at all times 100% vested and nonforfeitable. Plan participants become 100% vested in employer contributions after three years of service as described in the Plan document.

Forfeitures

Amounts forfeited by participants are used to reduce future employer contributions or pay Plan expenses. Forfeitures used to reduce employer contributions and pay plan administrative expenses during the year ended December 31, 2011 amounted to $445,155 ($397,458 in 2010). For the year ended December 31, 2011, the amount in the forfeited non-vested accounts totaled $240,345 ($377,395 in 2010).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounts of the Plan are maintained on an accrual basis of accounting. Certain expenses incurred by the plan administrator, investment manager and trustee for their services and costs in administering the Plan are paid directly by the Company.

As described in Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC) Subtopic 946-210, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. As required, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Accounting Estimates

The process of preparing financial statements in conformity with U.S. generally accepted accounting principles requires management to use estimates and assumptions that affect certain types of assets, liabilities and changes therein. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Income Taxes

The Plan has received a determination letter from the Internal Revenue Service dated May 13, 2010, stating that the Plan is qualified under Section 401 (a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has since been amended, but the plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the tax authorities. Management has evaluated the Plan’s tax positions and concluded that as of December 31, 2011 the Plan had maintained its tax exempt status and had taken no uncertain tax positions that required an adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the Plan’s financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes it is no longer subject to income tax examinations for years prior to 2008.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Recently Issued Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (Update) 2010-06, “Improving Disclosures About Fair Value Measurements.” Topic 820 of the Accounting Standards Codification (ASC) requires new disclosures about transfers into and out of Levels 1 and 2 of the fair value hierarchy and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures were effective for periods beginning after December 15, 2010. Disclosures required under Updated 2010-06 are included in the notes to the Plan’s financial statements for the years ended December 31, 2011 and 2010. Other than requiring additional disclosures, the adoption of this new guidance did not have a material impact on the Plan’s financial statements.

3. FAIR VALUE MEASUREMENT

ASC 820 establishes a valuation hierarchy for disclosure of the inputs to valuation used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on the Company’s assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. There have been no changes in the methodologies used at December 31, 2011 and 2010.

The Plan’s assets are invested in the common stock of Westinghouse Air Brake Technologies Corporation, a common collective trust, and several mutual funds through Fidelity Management Trust Company, the Plan custodian and trustee. The following is a description of the valuation methodologies used for assets measured at fair value.

Employer Securities: These investments consist of common stock valued at the closing price reported on the active market on which the individual securities are traded.

Shares of Registered Investment Companies: Valued at the quoted Net Asset Value (NAV) of shares held by the Plan at year end.

Common Collective Trust: The collective trust fund is stated at fair value as determined by the issuer based on the fair value of the underlying investments. The collective trust fund’s underlying investments seek to preserve capital and provide a competitive level of income over time that is consistent with the preservation of capital. The collective trust fund does not have any unfunded commitments relating to its investments, nor any significant restrictions on redemptions. Participant-directed redemptions can be made on any business day and do not have a redemption notice period. Certain events, such as a change in law, regulation, administrative ruling or employer-initiated termination of the Plan, may limit the ability of the Plan to transact the collective trust fund at contract value with the issuer. The Plan’s management does not believe that the occurrence of any such events is probable.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2011 (Level 1, 2 and 3 inputs are defined above):

		Fair Value Measurements at December 31, 2011 Using
Assets	Total Fair Value at December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Large Blend Shares of registered investment companies	$70,264,561	$70,264,561	$—	$—
Large Growth Shares of registered investment companies	46,988,390	46,988,390	—	—
Intermediate Shares of registered investment companies	11,125,268	11,125,268	—	—
Large Value Shares of registered investment companies	8,024,038	8,024,038	—	—
Mid Value Shares of registered investment companies	6,509,348	6,509,348	—	—
Small Blend Shares of registered investment companies	3,344,902	3,344,902	—	—
Small Growth Shares of registered investment companies	2,491,453	2,491,453	—	—
Employer securities	28,219,595	28,219,595	—	—
Common collective trust	38,463,299	—	38,463,299	—

Total	$215,430,854	$176,967,555	$38,463,299	$—

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2010 (Level 1, 2 and 3 inputs are defined above):

		Fair Value Measurements at December 31, 2010 Using
Assets	Total Fair Value at December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Large Blend Shares of registered investment companies	$65,660,317	$65,660,317	$—	$—
Large Growth Shares of registered investment companies	48,818,536	48,818,536	—	—
Intermediate Shares of registered investment companies	9,610,448	9,610,448	—	—
Large Value Shares of registered investment companies	8,660,419	8,660,419	—	—
Mid Value Shares of registered investment companies	6,437,531	6,437,531	—	—
Small Blend Shares of registered investment companies	3,251,421	3,251,421	—	—
Small Growth Shares of registered investment companies	2,598,300	2,598,300	—	—
Employer securities	22,918,462	22,918,462	—	—
Common collective trust	35,763,845	—	35,763,845	—

Total	$203,719,279	$167,955,434	$35,763,845	$—

4. INVESTMENTS

The trustee of the Plan is Fidelity Management Trust Company (Fidelity) per the Trust Agreement dated June 21, 1990. Fidelity maintains the investments and provides recordkeeping functions for the Plan. The fair market values of individual assets that represent 5% or more or the Plan’s net assets as of December 31, 2011 and 2010 are as follows:

	December 31, 2011	December 31, 2010
Fidelity Managed Income Portfolio II Class I	$38,463,299	$35,763,845
Wabtec Stock Fund	28,219,595	22,918,462
Spartan 500 Index Fund – Investor Class	19,099,905	18,759,928
Fidelity Growth Company Fund	17,670,779	17,838,820
Fidelity Contrafund	14,236,263	15,152,549

The contract value for the Fidelity Managed Income Portfolio II Class I is $37,528,769 for the year ended December 31, 2011 ($35,410,701 – 2010).

The Plan’s investments (including gains and losses on investment bought and sold, as well as held during the year) appreciated in value by $351,080 as of December 31, 2011 (the Plan’s investments appreciated in value by $22,121,515 in 2010) as follows:

	Year ended December 31,
	2011	2010
Employer Securities	$7,365,928	$5,448,224
Shares of registered investment companies	(7,014,848)	16,673,291

Total appreciation	$351,080	$22,121,515

5. PARTY-IN-INTEREST TRANSACTIONS

Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for professional, legal, and accounting expenses amounted to $127,440 for the year ended December 31, 2011 ($108,715 in 2010). All remaining expenses paid by the Plan represent fees paid by the participants for the setup of loans and maintenance. The Plan also invests in Wabtec Stock. Wabtec is the plan sponsor, and therefore, transactions qualify as party-in-interest. Investment income (loss) from parties-in-interest and interest from participant loans amounted to $6,182,808 for the year ended December 31, 2011 ($22,536,958 in 2010).

6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	Year ended December 31,
	2011	2010
Net assets available for plan benefits per the financial statements	$226,249,347	$213,466,007
Investments	6,402,998	5,529,561
Notes receivable from participants	(6,402,998)	(5,529,561)
Adjustment from fair value to contract value for fully benefit responsive investment contract	934,530	353,144

Net assets available for plan benefits per the form 5500	$227,183,877	$213,819,151

The following is a reconciliation of the net increase in net asset available for plan benefits per the financial statements to the Form 5500:

	Year ended December 31,
	2011	2010
Net increase in net assets available for plan benefits per the financial statements	$12,783,340	$19,648,186
(Less) Plus: Prior year adjustment from fair value to contract value for fully benefit responsive investment contract	(353,144)	456,743
Plus: Current year adjustment from fair value to contract value for fully benefit responsive investment contract	934,530	353,144

Net increase in net assets available for plan benefits per the Form 5500	$13,364,726	$20,458,073

7. PROHIBITED TRANSACTIONS

During 2011, the Plan sponsor inadvertently failed to deposit approximately $2,778.60 of participant contributions and loan repayments within the required timeframe as stated by the United States Department of Labor (DOL) regulations. The Plan sponsor deposited lost earnings to correct this failure. The Plan sponsor will filed Form 5330 and paid applicable excise tax. The excise tax payments were made from the Plan sponsor’s assets and not the assets of the Plan.

WABTEC SAVINGS PLAN

PLAN NUMBER 004

EMPLOYER IDENTIFICATION NUMBER 25-1615902

SCHEDULE OF ASSETS HELD

DECEMBER 31, 2011

Identity of Issuer	Description of Asset	Fair Value
Fidelity	Fidelity Managed Income Portfolio II Class I*	$38,463,299
Wabtec	Wabtec Stock Fund *	28,219,595
Fidelity	Spartan 500 Index Fund – Investor Class*	19,099,905
Fidelity	Fidelity Growth Company Fund*	17,670,779
Fidelity	Fidelity Contrafund*	14,236,263
JP Morgan	JP Morgan Core Bond Select CL	11,125,268
Fidelity	Fidelity Freedom 2020 Fund*	10,718,374
Fidelity	Fidelity Blue Chip Growth Fund*	10,491,731
Fidelity	Fidelity Equity-Income Fund*	8,024,038
Wabtec Savings Plan	Participant Loan Fund* (Interest rates range from 4.25% to 9.5%)	6,402,998
Fidelity	Fidelity Freedom 2040 Fund*	5,858,133
Fidelity	Fidelity Freedom 2025 Fund*	5,703,917
Fidelity	Fidelity Freedom 2030 Fund*	5,522,330
Fidelity	Fidelity Freedom 2015 Fund*	5,401,814
Fidelity	Fidelity Overseas Fund*	4,841,837
Capital Research and Management Company	American Funds EuroPacific Growth Fund Class R4	4,589,616
Fidelity	Fidelity Low-Priced Stock Fund*	4,057,926
Fidelity	Fidelity Freedom 2010 Fund*	3,354,508
Wells Fargo Funds Management	Wells Fargo Small Cap Value CL Z	3,344,902
Fidelity	Fidelity Freedom 2035 Fund*	2,823,848
Morgan Stanley Investment Management	MSIF Small Company Growth Portfolio Class P Shares	2,491,453
Goldman Sachs Asset Management	Goldman Sachs Mid Cap Value CL A	2,451,422
Fidelity	Fidelity Freedom Income Fund*	1,330,763
Fidelity	Fidelity Freedom 2050 Fund*	1,328,736
Vanguard	Total BD Market Fund	1,235,059
Fidelity	Fidelity Freedom 2045 Fund*	1,177,915
Fidelity	Fidelity Freedom 2000 Fund*	1,064,126
Fidelity	Fidelity Freedom 2005 Fund*	647,589
Geode Capital Management	Spartan EXT Market Index	95,552
Vanguard	Total International Stock Fund	60,156

		$221,833,852

*	The above named institution is a party-in-interest.

WABTEC SAVINGS PLAN

PLAN NUMBER 004

EMPLOYER IDENTIFICATION NUMBER 25-1615902

SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT

PARTICIPANT CONTRIBUTIONS

DECEMBER 31, 2011

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions				Total Fully Corrected Under VFCP and PTE 2002-51
Includes Late Participant Loan Repayments	Contributions Not Corrected	Contributions Corrected Outside VFCP		Contributions Pending Correction in VFCP	$0

Yes	$0	$2,778.60	*	$0

*	Represents delinquent participant elective deferral contributions and loan repayments that were not deposited in the trust on a timely basis. The plan sponsor has corrected the error involving delinquent contributions by contributing the amounts to the plan (with additional earnings) and filing an excise tax return with the Internal Revenue Service.

SIGNATURE

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wabtec Savings Plan

By	/s/ Scott E. Wahlstrom
Scott E. Wahlstrom
Senior Vice President, Human Resources and Plan Administrator of the Wabtec Savings Plan

June 27, 2012